UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  Form 12b-25

                          NOTIFICATION OF LATE FILING

        Form 10-K    Form 20-F    Form 11-K     Form 10-Q     Form N-SAR
           -X-         ----         ----          ----          -----
                         Commission file number 0-29351


                               HYBRID FUELS, INC.
                            Full Name of Registrant

                                      N/A
                           Former Name of Registrant

                       PO Box 41118, RPOS Winfield, B.C.,
                                 Canada V4V 1Z7
                         ------------------------------
           Address of Principle Executive Offices (street and number)

                                     NEVADA
                                   ---------
                             State of Incorporation

Part II - Rules 12b-25 (b) and (c)

If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

     (a)  The reasons described in reasonable detail in Part III of
---- this form could not be eliminated without unreasonable effort or expense;

 X   (b)  The subject annual report, semi-annual report, transition
---- report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)  The accountant's statements or other exhibit required by
----      Rule 12b-25 (c) has been attached if applicable.


Part III - Narrative

The Company was delayed in compiling certain financial information necessary for it to complete its report for the year ended June 30, 2001. The Company expects to complete and file its annual report on Form 10-K on or before October 13, 2001.

The Company has filed all other reports required since reporting requirements were instituted.

There are not any significant changes anticipated in the results of operations from the corresponding period of the quarter that will be reflected by the earnings statements to be included in the subject report portion thereof.

Part IV - Other Information

1. Name and telephone number of person to contact in regard to this notification

     Clay Larson          (250)              764-0352
     ----------------    ----------     ------------------
          Name           Area Code      Telephone Number

2. Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

          Yes    X No
     -----     -----
     Form 10-QSB September 30, 2000
     Form 10-QSB December 31, 2000

3. There are not any significant changes anticipated in the results of operations from the corresponding period of the last quarter that will be reflected by the earnings statements to be included in the subject report portion thereof.


                           Hybrid Fuels Inc.
                         --------------------
             (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date: September 28, 2001
     By:/S/ Clay Larson
     Clay Larson, President